Filed by Landcadia Holdings III, Inc. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Landcadia Holdings III, Inc. (File No. 001-39609)

Set forth below is a press release issued by HMAN Group Holdings, Inc. on June 2, 2021. Landcadia Holdings III, Inc. is filing the below in connection with the proposed business combination between Landcadia Holdings III, Inc. and HMAN Group Holdings, Inc.

Hillman Announces Participation in Upcoming Investor Conferences

Cincinnati, OH (June 2, 2021) - HMAN Group Holdings Inc., the parent company of The Hillman Group, Inc. (“Hillman” or the “Company”), a leader in the hardware and home improvement industry, announced today that members of Hillman management will attend the following virtual investor conferences:

•	Baird 2021 Global Consumer, Technology & Services Conference, June 8, 2021

•	Stifel 2021 Virtual Cross Sector Insight Conference, June 9, 2021

Planned Merger with Landcadia III

On January 25, 2021, Hillman and Landcadia III announced that they entered into a definitive merger agreement that will result in Hillman becoming a publicly listed company. Upon the closing of the transaction, which is expected to occur in the second quarter of 2021, the combined company will be named Hillman Solutions Corp. and remain listed on Nasdaq under the new ticker symbol “HLMN.”

About Hillman

Founded in 1964 and headquartered in Cincinnati, Ohio, Hillman is a leading North American provider of complete hardware solutions, delivered with industry best customer service to over 40,000 locations. Hillman designs innovative product and merchandising solutions for complex categories that deliver an outstanding customer experience to home improvement centers, mass merchants, national and regional hardware stores, pet supply stores, and OEM & Industrial customers. Leveraging a world-class distribution and sales network, Hillman delivers a “small business” experience with “big business” efficiency. For more information on Hillman, visit www.hillmangroup.com.

Landcadia Holdings III, Inc.

Landcadia III is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Landcadia III’s sponsors are TJF, LLC, which is wholly-owned by Mr. Fertitta, and Jefferies Financial Group Inc. Landcadia III’s management team is led by Mr. Fertitta, its Chief Executive Officer and Co-Chairman of its Board of Directors and the sole shareholder, Chairman and Chief Executive Officer of Fertitta Entertainment, Inc., and Mr. Handler, Landcadia III’s President, other Co-Chairman of its Board of Directors and the Chief Executive Officer of Jefferies Financial Group Inc. Landcadia III raised $500,000,000 in its initial public offering in October 2020 and is listed on Nasdaq under the ticker symbol "LCY."

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's and Landcadia III’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company's and Landcadia III’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company's and Landcadia III’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the proposed business combination disrupts the Company’s current plans and operations; (2) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably and retain its key employees; (3) costs related to the proposed business combination; (4) changes in applicable laws or regulations; (5) the possibility that Landcadia III or the Company may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) the outcome of any legal proceedings that may be instituted against Landcadia III or the Company following the announcement of the merger agreement; (8) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Landcadia III or Hillman, certain regulatory approvals or satisfy other conditions to closing in the merger agreement; (9) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to obtain or maintain the listing of the combined company’s shares of common stock on Nasdaq following the proposed transaction; or (11) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement/prospectus relating to the proposed business combination, including those under "Risk Factors" therein, and in Landcadia III’s or the Company's other filings with the SEC. The foregoing list of factors is not exclusive, and readers should also refer to those risks that will be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Landcadia III with the SEC and those included under the header “Risk Factors” in Landcadia III’s Annual Report on Form 10-K/A. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. Landcadia III and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Participants in the Solicitation

Landcadia III and Hillman and their respective directors and officers may be deemed participants in the solicitation of proxies of Landcadia III’s stockholders in connection with the proposed business combination. A list of the names of Landcadia III’s directors and executive officers and a description of their interests in Landcadia III is contained in Landcadia III’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Information about the Company’s directors and executive officers is available in Hillman’s Annual Report on Form 10-K for the year ended December 26, 2020 and certain of its Current Reports on Form 8-K. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Landcadia III stockholders in connection with the proposed business combination is set forth in the registration statement on Form S-4 containing the proxy statement / prospectus for the business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement that Landcadia III filed with the SEC, including Jefferies Financial Group Inc.’s and/or its affiliate’s various roles in the transaction. You should keep in mind that the interest of participants in such solicitation of proxies may have financial interests that are different from the interests of the other participants. These documents can be obtained free of charge from the sources indicated above.

Additional Information

In connection with the proposed business combination between the Company and Landcadia Holdings III, Inc. (Nasdaq: LCY) (“Landcadia III”), Landcadia III filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Landcadia III’s common stock in connection with its solicitation of proxies for the vote by Landcadia III’s stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Landcadia III will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Landcadia III’s stockholders, the Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Landcadia III and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Landcadia III as of a record date to be established for voting on the proposed business combination. Landcadia III’s stockholders and the Company’s stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Landcadia Holdings III, Inc., 1510 West Loop South, Houston, Texas 77027, Attention: General Counsel, (713) 850-1010.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investor Relations

Rodny Nacier / Brad Cray
IR@hillmangroup.com

(513) 826-5495

Public Relations

Phil Denning / Doug Donsky

media@hillmangroup.com